March 13, 2025

Mr. Patrick Kuhn

Mr. Joel Parker

Mr. Scott Anderegg

Mr. Dietrich King

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	POMDOCTOR LIMITED (CIK No. 0001877971)
Registration Statement on Form F-1

Dear Mr. Kuhn, Mr. Parker, Mr. Anderegg, Mr. King:

On behalf of our client, POMDOCTOR LIMITED, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”). The Company is, concurrently with the Registration Statement, filing the draft registration statement on Form F-1 initially confidentially submitted on September 30, 2021 and all amendments thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”).

Subject to market conditions and the review of the Staff, the Company plans to file an amendment to the Registration Statement containing the estimated offering size and price range, and to commence marketing activities as soon as legally permissible. The Company would greatly appreciate the Staff’s continued assistance to meet this timeline.

* * *

If you have any questions regarding the Registration Statement, please contact Steve Lin at steve.lin@hankunlaw.com, +86 10 8524 5826 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

c.c.	Zhenyang Shi, Chief Executive Officer, POMDOCTOR LIMITED
Li Xu, Chief Financial Officer, POMDOCTOR LIMITED Steve Lin, Esq., Partner, Han Kun Law Offices LLP Dinglei Xiao, Partner, Marcum Asia CPAs LLP Fang Liu, Esq., Partner, VCL Law LLP